UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13D-2(A)

(Amendment No. 19)

DONEGAL GROUP INC.

(Name of Issuer)

Class A common stock, par value $.01 per share

Class B common stock, par value $.01 per share

(Title of Class of Securities)

Class A common stock - 257701 20 1

Class B common stock - 257701 30 0

(CUSIP Number)

Jeffrey D. Miller, Senior Vice President and Chief Financial Officer

Donegal Mutual Insurance Company

1195 River Road, Marietta, Pennsylvania 17547

(717) 426-1931

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 23, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 10567B 109

1.	Name of Reporting Person Donegal Mutual Insurance Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ N/A
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,755,953 shares of Class A common stock and 4,222,539 shares of Class B common stock
	8.	Shared Voting Power N/A
	9.	Sole Dispositive Power 7,755,953 shares of Class A common stock and 4,222,539 shares of Class B common stock
	10.	Shared Dispositive Power N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,755,953 shares of Class A common stock and 4,222,539 shares of Class B common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A
13.	Percent of Class Represented by Amount in Row (11) 37.7% of Class A common stock and 75.7% of Class B common stock
14.	Type of Reporting Person (See Instructions) IC HC

Item 4. Purpose of Transaction

Donegal Mutual hereby supplements and amends Item 4 of its Schedule 13D/A so that, as supplemented and amended by this Amendment No. 19, Item 4 reads in its entirety as follows:

Gregory M. Shepard (“Shepard”) delivered a letter dated October 7, 2013 (the “Shepard Letter”) addressed to the Board of Directors of Donegal Group Inc. (“DGI”) and the Board of Directors of Donegal Mutual Insurance Company (“Donegal Mutual”). The Shepard Letter included a proposal by Shepard, subject to due diligence, to purchase 957,136 publicly traded shares of DGI Class B common stock (those not owned by Donegal Mutual or Mr. Shepard) for a price in a range of $33-37 per share, and an indication that an unnamed U.S.-based mutual property and casualty insurance company rated A or higher by A.M. Best would be willing to purchase the publicly traded shares of DGI Class A common stock not owned by Donegal Mutual or Mr. Shepard.

On October 17, 2013, the Board of Directors of Donegal Mutual held a special meeting to review Shepard’s proposal outlined in his October 7, 2013 letter. After discussion and due deliberation, the Board of Directors unanimously determined that it was not in the best interests of Donegal Mutual, its policyholders and other constituencies for Donegal Mutual to pursue the transactions outlined in the Shepard Letter. The Board of Directors determined that it is in the best interests of Donegal Mutual and its constituencies to pursue Donegal Mutual’s business strategy as an independent mutual insurance company.

On October 24, 2013, the Board of Directors of Donegal Mutual sent a letter to the DGI Board of Directors setting forth its resolutions with respect to the Shepard Letter. Donegal Mutual has attached the text of the letter as Exhibit 1 to this Schedule 13D/A.

On October 23, 2013, special counsel to the Board of Directors of Donegal Mutual sent a letter on behalf of the Board of Directors to Mr. Shepard’s counsel in response to the Shepard Letter. The response stated as follows:

“We are special counsel to the Board of Directors of Donegal Mutual Insurance Company. In that capacity, we have counseled the Board as they considered the proposal outlined in Mr. Shepard’s letter dated October 7, 2013.

After due consideration, the Board unanimously rejected Mr. Shepard’s proposal, determining that it is contrary to the interests of Donegal Mutual, its policyholders and its other constituencies. The Board reaffirmed that it is firmly committed to pursuing Donegal Mutual’s current business strategy as an independent mutual insurance company and determined that Mr. Shepard’s proposal merits no further consideration by Donegal Mutual.”

Donegal Mutual has attached the text of the letter as Exhibit 2 to this Schedule 13D/A.

Donegal Mutual has previously disclosed the following information in Amendment No. 18 to this Schedule 13D/A and restates that information as part of this amendment:

Donegal Mutual may from time to time purchase shares of DGI Class A common stock and DGI Class B common stock of DGI in the open market pursuant to SEC Rule 10b-18 and in private transactions. The purchase of shares of Class B common stock by Donegal Mutual provides it with additional corporate flexibility and helps assure Donegal Mutual’s continuing majority voting control of DGI. Donegal Mutual has no current plans or proposals with respect to DGI or its subsidiaries which relate to or would result in:

•	Donegal Mutual’s disposition of shares of Class A common stock of DGI or Donegal Mutual’s disposition of shares of Class B common stock of DGI;

•	An extraordinary corporate transaction such as a merger or reorganization of DGI or any of its subsidiaries;

•	A sale or transfer of a material amount of the assets of DGI or any of DGI’s subsidiaries;

•	any change in the current board of directors or management of DGI, including any plans or proposals to change the number of the members of DGI’s board of directors;

•	any material change in the capitalization of DGI as of June 30, 2013 or any material change in DGI’s current dividend policy and practices;

•	any material change in DGI’s business or corporate structures;

•	any change in DGI’s certificate of incorporation or by-laws or any other action that might impede an acquisition of control of DGI by a person other than Donegal Mutual as described in this Amendment No. 19;

•	causing a class of equity securities of DGI to be delisted from a national securities exchange or to cease to be authorized for quotation systems of a registered national securities association;

•	causing a class of equity securities of DGI to become eligible for termination of registration pursuant to Section 12(g)(4) of the 1934 Act; or

•	any action similar to any of those enumerated above.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits

1.	Letter from the Chairman of the Board of Directors of Donegal Mutual and the President and Chief Executive Officer of Donegal Mutual to the Board of Directors of DGI, dated October 24, 2013

2.	Letter from special counsel to the Board of Directors of Donegal Mutual to counsel to Shepard, dated October 23, 2013

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DONEGAL MUTUAL INSURANCE COMPANY

By:	/s/ Jeffrey D. Miller
Jeffrey D. Miller, Senior Vice President and Chief Financial Officer

Dated: October 24, 2013